Exhibit 99.1

Selected Financial Data

Laclede Gas Company

                                                                  Fiscal Years Ended September 30
                                                --------------------------------------------------------------------
(Thousands)                                           2005          2004          2003          2002(a)      2001
                                                --------------------------------------------------------------------
Summary of Operations
Operating Revenues:
  Utility                                           $978,195      $868,905      $774,772       $592,097   $  923,242
  Other                                                2,288         2,577         2,391          2,521       78,867
                                                --------------------------------------------------------------------
      Total Operating Revenues                       980,483       871,482       777,163        594,618    1,002,109
                                                --------------------------------------------------------------------

Operating Expenses:
  Utility
    Natural and propane gas                          676,931       575,691       483,742        340,045      640,006
    Other operation expenses                         125,364       121,596       118,550        106,027      101,915
    Maintenance                                       19,226        18,705        18,759         17,813       19,262
    Depreciation and amortization                     23,036        22,385        22,229         24,215       26,193
    Taxes, other than income taxes                    62,859        60,077        56,102         48,342       65,062
                                                --------------------------------------------------------------------
      Total utility operating expenses               907,416       798,454       699,382        536,442      852,438
  Other                                                2,318         2,456         2,386          2,572       77,346
                                                --------------------------------------------------------------------
      Total Operating Expenses                       909,734       800,910       701,768        539,014      929,784
                                                --------------------------------------------------------------------
Operating Income                                      70,749        70,572        75,395         55,604       72,325
                                                --------------------------------------------------------------------
Allowance for Funds Used During Construction            (100)         (123)         (107)          (149)         749
                                                --------------------------------------------------------------------
Other Income and (Income Deductions) - Net             1,443         3,507           986            699          668
                                                --------------------------------------------------------------------
Interest Charges:
  Interest on long-term debt                          22,835        22,010        20,169         20,820       18,372
  Other interest charges                               4,076         3,192         3,752          4,285       10,067
                                                --------------------------------------------------------------------
      Total Interest Charges                          26,911        25,202        23,921         25,105       28,439
                                                --------------------------------------------------------------------
Income Before Income Taxes                            45,181        48,754        52,353         31,049       45,303
Income Tax Expense                                    14,550        16,555        18,011         10,720       14,831
                                                --------------------------------------------------------------------
Net Income                                            30,631        32,199        34,342         20,329       30,472
Dividends on Redeemable Preferred Stock                   55            62            62             68           87
                                                --------------------------------------------------------------------
Earnings Applicable to Common Stock                 $ 30,576      $ 32,137      $ 34,280       $ 20,261   $   30,385
                                                ====================================================================

                                     1


Selected Financial Data (continued)

Laclede Gas Company

                                                                  Fiscal Years Ended September 30
                                                --------------------------------------------------------------------
(Thousands)                                         2005           2004          2003          2002(a)       2001
                                                --------------------------------------------------------------------
Dividends Declared -
  Common Stock                                   $   29,003     $   27,183    $   25,492      $ 25,311     $ 25,296

Utility Plant
  Gross Plant - End of Period                    $1,105,733     $1,070,522    $1,030,665      $988,747     $949,775
  Net Plant - End of Period                         679,453        646,875       621,247       594,376      569,640
  Capital Expenditures                               54,621         49,130        49,926        48,765       46,952
  Property Retirements                               19,410          9,276         8,007         9,769       13,141
Total Assets - End of Period                     $1,226,487     $1,155,981    $1,113,009      $994,937     $975,910

Capitalization - End of Period
  Common Stock and Paid-In
   Capital                                       $  140,381     $  136,052    $   82,589      $ 82,589     $106,600
  Retained Earnings                                 196,024        194,451       189,497       180,709      205,502
  Accumulated Other Comprehensive
   Loss                                              (1,127)          (371)         (582)         (339)           -
  Treasury Stock                                          -              -             -             -      (24,017)
                                                --------------------------------------------------------------------
      Common Stock Equity                           335,278        330,132       271,504       262,959      288,085
  Redeemable Preferred Stock                            948          1,108         1,258         1,266        1,588
  Long-Term Debt                                    294,033        333,936       259,625       259,545      284,459
                                                --------------------------------------------------------------------
      Total Capitalization                       $  630,259     $  665,176    $  532,387      $523,770     $574,132
                                                ====================================================================


(a) Effective October 1, 2001, the corporation reorganized such that Laclede Gas became a subsidiary of Laclede Group, an exempt public utility holding company. In conjunction with the restructuring, the subsidiaries of Laclede Gas became subsidiaries of Laclede Group.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o   weather conditions and catastrophic events;
o   economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
    o   allowed rates of return
    o   incentive regulation
    o   industry structure
    o   purchased gas adjustment provisions
    o   rate design structure and implementation
    o   franchise renewals
    o   environmental or safety matters
    o   taxes
    o   accounting standards;
o   the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply;
o   discovery of material weakness in internal controls; and
o   employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility's Financial Statements and the notes thereto.

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility's earnings are primarily generated by the sale of heating energy, which historically had been heavily influenced by the weather. However, as part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility's earnings by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of the Laclede Gas strategy. The Utility's distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility's income from off-system sales remains subject to fluctuations in market conditions. Some of the factors impacting the level of off-system sales include the availability and cost of its natural gas supply, the weather in the Utility's service area, and the weather in other markets. When Laclede Gas' service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility's natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Wholesale natural gas prices have recently risen to unprecedented levels across the Nation. Laclede Gas is continuing to work actively to reduce the impact of such increases by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the costs of purchased gas are anticipated to increase substantially. The Utility's Purchased Gas Adjustment Clause (PGA) allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas. While the Utility believes it will continue to be able to obtain sufficient gas supply, the higher natural gas prices nationwide may affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Laclede Gas' net income applicable to common stock for fiscal year 2005 was $30.6 million, compared with $32.1 million for fiscal year 2004. The decrease in net income of $1.5 million was primarily attributable to the following factors, quantified on a pre-tax basis:

   o   increases in operation and maintenance expenses totaling $4.3 million;
   o the net effect of lower system gas sales volumes totaling $2.3 million, primarily due to an unseasonably warm weather pattern in November 2004;
   o non-operating income that decreased $2.0 million, primarily due to variations totaling $1.4 million in proceeds recorded year-to-year related to the Utility's interest, as a policyholder, in the sale of a mutual insurance company and higher donations; and,
   o higher interest charges totaling $1.7 million, primarily due to the issuance of additional long-term debt and higher short-term interest expense.

These factors were partially offset by:

   o the recovery of eligible costs incurred to build and maintain the Utility's distribution system through the implementation of Infrastructure System Replacement Surcharges (ISRS) effective
       June 10, 2004, January 20, 2005, and July 1, 2005 totaling $3.8 million; and,
   o higher income this year from off-system sales and capacity release totaling $2.9 million.

Laclede Gas' net income applicable to common stock for fiscal year 2004 was $32.1 million, compared with $34.3 million for fiscal year 2003. The decrease of $2.2 million was primarily attributable to the following factors, quantified on a pre-tax basis:

   o income recorded in 2003 totaling $3.5 million related to the Utility's management of its annual gas supply costs;
   o the net effect totaling $2.5 million of lower system gas sales volumes (resulting from warmer temperatures in Laclede Gas' service area) tempered by the beneficial effect in fiscal year 2004 of the fully-implemented weather mitigation rate design that went into effect November 9, 2002;
   o a higher provision for uncollectible accounts totaling $1.7 million above fiscal year 2003;
   o an increase in interest charges of $1.3 million, primarily due to the issuance of additional long-term debt;
   o   pension costs that increased $1.1 million from fiscal year 2003; and,
   o   higher wage rates.

These factors were partially offset by:

   o non-operating income recorded in 2004 that increased $2.5 million primarily reflecting the receipt of additional proceeds totaling
       $1.1 million related to the Utility's interest, as a policyholder, in the sale of a mutual insurance company, increases in other investment income, and lower donations;
   o a decrease in group insurance costs totaling $1.6 million from fiscal year 2003;
   o   income from off-system sales and capacity release that increased
       $1.4 million from fiscal year 2003;
   o the partial-year effect of the implementation of an ISRS effective June 10, 2004, totaling $1.1 million; and,
   o the fully-implemented general rate increase, effective November 9, 2002, totaling $0.9 million.


Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for fiscal year 2005 increased $109.3 million, or 12.6%, above fiscal year 2004. Temperatures experienced in the Utility's service area during 2005 were 14.0% warmer than normal and essentially the same as last year. Total system therms sold and transported were 0.91 billion for fiscal year 2005 compared with 0.95 billion for fiscal year 2004. Total off-system therms sold and transported were 0.20 billion for fiscal year 2005 compared with 0.17 billion for fiscal year 2004. The increase in regulated operating revenues was primarily attributable to the following factors:

                                                                                                     Millions
                                                                                                    ----------
   Higher wholesale gas costs (passed on to Utility customers subject to
     prudence review by the MoPSC)                                                                     $ 84.3
   Higher prices charged for off-system sales                                                            26.3
   Lower system sales volumes and other variations                                                      (22.3)
   Higher off-system sales volumes (reflecting more favorable market conditions
     as described in greater detail in the Results of Operations)                                        17.2
   Effect of the ISRS                                                                                     3.8
                                                                                                    ----------
       Total Variation                                                                                 $109.3
                                                                                                    ==========

Regulated operating revenues for fiscal year 2004 increased $94.1 million, or 12.1%, above fiscal year 2003. Temperatures for fiscal year 2004 were 14% warmer than normal and 15% warmer than fiscal year 2003. Total system therms sold and transported were 0.95 billion for fiscal year 2004 compared with
1.03 billion for fiscal year 2003. Total off-system therms sold and transported were 0.17 billion for fiscal year 2004 compared with 0.09 billion in fiscal year 2003. The increase in regulated operating revenues was primarily attributable to the following factors:

                                                                                                     Millions
                                                                                                    ----------
   Higher wholesale gas costs (passed on to Utility customers subject to
     prudence review by the MoPSC)                                                                     $105.0
   Lower system sales volumes and other variations                                                      (54.9)
   Higher off-system sales volumes (reflecting more favorable market conditions
     as described in greater detail in the Results of Operations)                                        47.5
   Lower prices charged for off-system sales                                                             (5.5)
   Effect of the ISRS                                                                                     1.1
   Effect of the general rate increase                                                                    0.9
                                                                                                    ----------
       Total Variation                                                                                 $ 94.1
                                                                                                    ==========

Regulated operating expenses in fiscal year 2005 increased $109.0 million, or 13.6%, from fiscal year 2004. Natural and propane gas expense increased $101.2 million, primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower system volumes purchased for sendout. Other operation and maintenance expenses increased $4.3 million, or 3.1%, primarily due to a higher provision for injuries and damages, increased insurance premiums and higher wage rates. These factors were partially offset by decreased group insurance charges, lower distribution charges, and reduced pension costs. Depreciation and amortization expense increased $0.7 million or 2.9%, primarily due to higher rates effective February 1, 2005 and additional depreciable property, partially offset by lower amortization of software-related costs. Taxes, other than income, increased $2.8 million, or 4.6%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Regulated operating expenses in fiscal year 2004 increased $99.1 million, or 14.2%, from fiscal year 2003. Natural and propane gas expense increased $91.9 million, primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower system volumes purchased for sendout. Other operation and maintenance expenses increased $3.0 million, or 2.2%, primarily due to a higher provision for uncollectible accounts, higher pension costs, and higher wage rates, partially offset by lower group insurance charges. Taxes, other than income, increased $4.0 million, or 7.1%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and Income Deductions-Net

The $2.0 million decrease in other income and income deductions-net in fiscal year 2005 from fiscal year 2004 was primarily attributable to the Utility's recognition of the receipt of proceeds totaling $1.9 million related to its interest, as a policy holder, in the sale of a mutual insurance company last year, partially offset by recognition of additional proceeds totaling $0.5 million received in fiscal year 2005. Other income and income deductions-net also decreased due to higher donations. The $2.5 million increase in other income and income deductions-net in fiscal year 2004 from fiscal year 2003 was primarily attributable to the Utility's recognition of the receipts described above. These proceeds represented an initial distribution relating to certain policies held by the Utility. Other income and income deductions-net also increased due to higher investment income and lower donations.

Interest Charges

Interest charges increased $1.7 million, or 6.8%, in fiscal year 2005 (compared with fiscal year 2004) primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million principal amount of 5 1/2% First Mortgage Bonds and $100 million principal amount of 6% First Mortgage Bonds, partially offset by the early redemption in June 2004 of $50 million principal amount of 6 5/8% First Mortgage Bonds and the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage Bonds. The increase in interest charges was also attributable to higher interest on short-term debt mainly attributable to higher rates, partially offset by reduced borrowings.

Interest charges increased $1.3 million, or 5.4% in fiscal year 2004 (compared with fiscal year 2003) primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million principal amount of 5 1/2% First Mortgage Bonds and the April 2004 issuance of $100 million principal amount of 6% First Mortgage Bonds. These increases in interest costs were partially offset by the early redemption in June 2004 of $50 million principal amount of 6 5/8% First Mortgage Bonds and the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds, as well as reduced interest on short-term debt, mainly attributable to lower borrowings.

Income Taxes

The decrease in income taxes for all periods reported are primarily due to lower pre-tax income.

Labor Agreement

Laclede Gas had a labor agreement that expired July 31, 2004 with Locals 5-6 and 5-194 of the Paper, Allied Industrial, Chemical & Energy Workers International Union, two locals that represent approximately 74% of Laclede Gas' employees. On August 16, 2004, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement. The new contract applies through July 31, 2008.

Missouri Natural Gas Division of Laclede Gas had a labor agreement that expired April 15, 2005 with Local 5-884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, that represents approximately 5% of Laclede Gas' employees. On April 18, 2005, Missouri Natural Gas and

Union representatives reached a new four-year agreement replacing the prior agreement. The new contract applies through April 15, 2009.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

         Allowances for doubtful accounts - Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

         Employee benefits and postretirement obligations - Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain "stop-loss" coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

         The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

         Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas' provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

For further discussion of significant accounting policies, see Note 1 to the Financial Statements included in this report on page 25 of Exhibit 99.1.

REGULATORY MATTERS

At the state level, there have been several important developments during the fiscal year affecting Laclede Gas.

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous Order and Laclede Gas appealed this second Order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second Order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court. On January 11, 2005, the Commission issued an Order ruling in favor of Laclede Gas on the depreciation issue. As a direct result of the Commission's Order ruling in favor of the Utility's position, Laclede Gas increased certain of its depreciation rates effective February 1, 2005 resulting in higher annual depreciation expense totaling $2.3 million, as it originally requested. That same Order also required that operating expenses related to actual removal costs, which the Utility began expensing as incurred during fiscal year 2002 pursuant to a previous Commission Order, be reduced by $2.3 million annually. As such, the Commission's decision had no effect on net income or on the Utility's recovery of depreciation expenses during fiscal year 2005. However, the Commission's confirmation of Laclede Gas' position on the proper method for calculating depreciation rates will result in increased cash flows from capital recovery upon implementation of new base rates effective October 1, 2005 resulting from settlement of the Utility's 2005 rate proceeding.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal year 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. Laclede Gas appealed the MoPSC's decision through various courts ultimately resulting in the Missouri Western District Court of Appeals reversing the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. Consistent with the Court of Appeals decision, on April 7, 2005, the Commission issued its Order on Remand reversing its April 29, 2003 decision and directing that Laclede Gas be permitted to retain the $4.9 million. The Commission's Order on Remand is now final and unappealable. The return of the pre-tax gains, however, was previously recorded as income in the 2002 fiscal year, so the decision had no effect on the financial position or results of operations of the Utility.

Laclede Gas filed its first Infrastructure System Replacement Surcharge
(ISRS) filing with the MoPSC on March 1, 2004 to increase revenues by approximately $3.9 million annually. The filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On June 1, 2004, the MoPSC approved a Stipulation and Agreement (S&A) between Laclede Gas and the Staff of the Commission that provided for a $3.6 million annual surcharge effective June 10, 2004. Laclede Gas made its second ISRS filing on October 28, 2004 to increase revenues by approximately an additional $1.6 million annually. On January 4, 2005, the MoPSC approved an S&A between Laclede Gas and the Staff of the Commission that provided for a $1.4 million annual increase in ISRS revenues effective January 20, 2005. Laclede Gas made its third ISRS filing on April 4, 2005 to increase revenues by approximately an additional $1.3 million annually. On June 16, 2005, the MoPSC approved an S&A between Laclede Gas and the Staff of the Commission that provided for a $1.1 million annual increase in ISRS revenues effective July 1, 2005. These surcharges, totaling $6.1 million annually, were reset to zero effective October 1, 2005 as the ISRS-related costs were included in new base rates established in the Utility's 2005 rate proceeding. The Utility will continue to adjust rates up to twice per year to recover such costs in the future.

On February 18, 2005, Laclede Gas filed tariff sheets with the MoPSC requesting a general rate increase of approximately $34 million. Although the filing requested an annual increase of $39 million, as of the date of the filing $5.0 million of that amount was already being billed to customers through the ISRS, which would cease upon the effective date of new rate schedules approved by the MoPSC. On August 31, 2005, Laclede and several parties to the rate proceeding filed an S&A that resolved all issues in the rate case. The MoPSC approved the S&A on September 30, 2005, to be effective October 1, 2005. The approved S&A provided for Laclede Gas to increase its base rates by $10.5 million, $6.1 million of which was already being billed to customers under the ISRS, resulting in a $4.4 million net increase compared to the Utility's previous rates. In addition, the approved S&A provided that Laclede Gas' Purchased Gas Adjustment (PGA) rates would be increased by $4.1 million to recover the costs the Utility incurs to finance its investment in gas supplies that it injects underground in the summer for sale during the winter. Together, the base and PGA rate increases raised Laclede Gas' rates by $8.5 million annually, net of the ISRS, (which by law was reset to zero effective upon implementation of the new rates). Under the approved settlement, Laclede Gas will provide approximately $1 million annually to fund a new low-income energy assistance program to help the Utility's most vulnerable customers with their utility bills in exchange for their commitment to conserve energy and improve their payment performance, and will increase the funding for the Utility's existing low-income weatherization program from $0.3 million to $0.5 million annually. Laclede Gas will also contribute $0.3 million annually to fund an expansion of the number and size of various energy efficiency programs that customers can use to reduce consumption of natural gas and save on their utility bills. The settlement approved by the Commission also allows Laclede Gas to retain certain revenues it realizes from the release of pipeline capacity and the sale of gas to off-system customers; provides an opportunity to retain a portion of any savings the Utility is able to achieve in connection with the procurement of gas supplies and related financial hedging instruments; continues its present weather mitigation rate design; and fully implements the Utility's depreciation method, which was affirmed by the Commission in January 2005. Pursuant to the terms of the S&A, higher depreciation rates will become effective January 1, 2006.

On July 14, 2005, Missouri Governor Matt Blunt signed Senate Bill 179 into law. This law, which becomes effective January 1, 2006, authorizes the Missouri Public Service Commission to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations.

On October 21, 2005, Laclede Gas filed an application requesting authority for the purchase of certain assets of Fidelity Natural Gas, Inc., located in Sullivan, Missouri. The purchase, contingent on the approval of the MoPSC as well as other conditions, will add approximately 1,300 natural gas customers to Laclede Gas' service area. The Utility expects to complete the purchase in early 2006.

ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin
(ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Utility does not expect adoption of this Statement to have a material effect on the financial position or results of operations of the Utility.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), "Share-Based Payment." This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Through fiscal year 2005, Laclede Group accounted for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provided pro forma disclosures in the Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. Laclede Group will implement the provisions of this Statement on a modified prospective basis effective October 1, 2005, at which time Laclede Gas will be allocated its proportionate share of compensation costs. Laclede Gas does not expect the adoption of this Statement to have a material effect on the financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement became effective for nonmonetary asset exchanges occurring in

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

fiscal periods beginning after June 15, 2005. Adoption of this Statement had no effect on the financial position or results of operations of the Company.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the manner in which uncertainties concerning the timing and method of settlement of an asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," should be accounted for. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Laclede Gas is currently evaluating the provisions of this Interpretation.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction." This Statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. This Statement is effective for fiscal years beginning after December 15, 2005. Laclede Gas is currently evaluating the provisions of this Statement.

INFLATION

The accompanying financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

As of September 30, 2005, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                                 S&P           Moody's           Fitch
---------------------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds                  A              A3               A+
Laclede Gas Commercial Paper                     A-1             P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas' short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas costs under the Utility's PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Net cash provided by operating activities for the fiscal year ended 2005 was $113.4 million, a $30.4 million increase, compared with fiscal year 2004. The increase in cash provided by operating activities was primarily attributable to the net effects of changes in accounts payable, accounts receivable, deferred purchased gas costs, and the cost of natural gas storage inventories, all of which were impacted by changes in the wholesale cost of natural gas. Net cash provided by operating activities for the fiscal year ended 2004 was $83.0 million compared with cash used by operating activities in fiscal year 2003 totaling $8.2 million. The increase in cash provided by operating activities was primarily attributable to changes in the cost of natural gas in storage and variations in the timing of collections of gas costs under the PGA clause.

Net cash used in investing activities for fiscal years 2005, 2004 and 2003 was $55.2 million, $50.1 million, and $50.6 million, respectively. Net cash used in investing activities primarily reflected capital expenditures in all periods.

Net cash used in financing activities for fiscal year 2005 totaled $57.8 million, primarily reflecting the payment of dividends and the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage Bonds. Net cash used in financing activities was $33.5 million for fiscal year 2004 primarily reflecting the repayment of short-term debt and the payment of dividends, partially offset by the issuance of additional long-term debt and paid-in capital contributions from Laclede Group. Cash provided by financing activities was $60.4 million in fiscal year 2003 primarily reflecting the issuance of short-term debt, partially offset by the May 2003 maturity of $25 million principal amount of 6 1/4% First Mortgage Bonds and dividend payments.

LIQUIDITY AND CAPITAL RESOURCES

The Utility's short-term borrowing requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. During the fiscal year 2005 heating season, Laclede Gas had lines of credit in place totaling $300 million. Of the $300 million, $15 million expires in April 2006 and $285 million expires in September 2009. Short-term commercial paper borrowings outstanding at September 30, 2005 were $63.6 million at a weighted average interest rate of 3.8% per annum. Laclede Gas had short-term commercial paper outstanding aggregating to a maximum of $186.6 million at any one time during the fiscal year. Based on short-term borrowings at September 30, 2005, a change in interest rates of 100 basis points would increase or decrease Laclede Gas' pre-tax earnings and cash flows by approximately $0.6 million on an annual basis.

Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2005, total debt was 54% of total capitalization. For the fiscal year ended September 30, 2005, EBITDA was 3.53 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of September 30, 2005. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $62.4 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through September 2005. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

In April 2004, Laclede Gas issued $50 million principal amount of First Mortgage Bonds, 5 1/2% Series, due May 1, 2019, and $100 million principal amount of First Mortgage Bonds, 6% Series, due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million principal amount of 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million principal amount of 8 1/2% First Mortgage Bonds in November 2004. At September 30, 2005, Laclede Gas had fixed-rate long-term debt totaling $335 million, including the $40 million current portion. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

In January 2005, the board of directors of Laclede Gas desired to sell shares to its sole shareholder, Laclede Group, at a price per share equal to book value. However, Laclede Gas is prohibited from issuing fractional shares, so the board first authorized a stock dividend of ninety-nine shares of its common stock, par value $1.00 per share, on each outstanding share of its common stock to be paid on January 21, 2005, to increase its outstanding shares from 100 to 10,000. The retroactive effect of this stock dividend has been presented in the Balance Sheet. As such, $9,900 was transferred to common stock and paid-in capital from retained earnings, representing the aggregate par value of the shares issued under the stock dividend. All references to the number of shares have been restated from 100 shares to 10,000 shares to give retroactive effect to the stock dividend for all periods presented.

The board also approved, subsequent to the stock dividend, the sale of 31 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at December 31, 2004, as adjusted for the effect of the stock dividend described above. The proceeds from the sale, totaling approximately $1.1 million, were used to reduce short-term borrowings. On May 10, 2005, Laclede Gas sold 29 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at March 31, 2005. The proceeds from the sale, totaling $1.0 million, were used to reduce short-term borrowings. On August 15, 2005, Laclede Gas sold 29 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at June 30, 2005. The proceeds from the sale, totaling $1.0 million, were used to reduce short-term borrowings. Exemption from registration was claimed under Section 4(2) of the Securities Act of 1933.

Utility capital expenditures were $54.6 million in fiscal year 2005, compared with $49.1 million and $49.9 million for the fiscal years 2004 and 2003, respectively. Utility capital expenditures are expected to be approximately $57 million in fiscal year 2006.

Capitalization at September 30, 2005, excluding current obligations of long-term debt and preferred stock, consisted of 53.2% common stock equity, 0.2% preferred stock and 46.6% long-term debt.

Laclede Gas' ratio of earnings to fixed charges was 2.6 for fiscal year 2005, 2.9 for fiscal year 2004, and 3.2 for fiscal year 2003.

It is management's view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

CONTRACTUAL OBLIGATIONS

As of September 30, 2005, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

                                                                     Payments due by period
                                                     -------------------------------------------------------
                                                         Less than          1-3           3-5      More than
       Contractual Obligations                Total        1 year          Years         Years      5 years
------------------------------------------------------------------------------------------------------------
Long-Term Debt (a)                           $677.8         $62.6          $73.7         $32.2       $509.3
Capital Leases                                    -             -              -             -            -
Operating Leases (b)                           11.6           3.4            5.6           2.6            -
Purchase Obligations - Natural Gas (c)        158.1          63.5           69.9          14.2         10.5
Purchase Obligations - Other (d)              131.9          10.2           22.2          16.6         82.9
Other Long-Term Liabilities                       -             -              -             -            -
                                        --------------------------------------------------------------------
Total  (e)                                   $979.4        $139.7         $171.4        $ 65.6       $602.7
                                        ====================================================================

(a) Long-term debt obligations reflect principal maturities and interest payments.
(b) Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.
(c) These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2005 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its Purchased Gas Adjustment Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.
(d) These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(e) Commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas expects to make contributions to its qualified, trusteed pension plans totaling $0.7 million in fiscal year 2006. Laclede Gas anticipates a $0.3 million contribution relative to its non-qualified pension plans during fiscal year 2006. With regard to the postretirement benefits, the Utility anticipates it will contribute $8.2 million to the qualified trusts and $0.6 million directly to participants from Laclede Gas' funds during fiscal year 2006. For further discussion of the Utility's pension and postretirement benefit plans, refer to Note 2, Pension and Other Postretirement Benefits.

MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At September 30, 2005, the Utility held approximately 9.8 million MmBtu of futures contracts at an average price of $10.21 per MmBtu. Additionally, approximately 7.2 million MmBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2006.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant ("MGP") sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2005, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Laclede Gas' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Laclede Gas' management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of Laclede Gas' internal control over financial reporting as of September 30, 2005. In making this assessment, management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that Laclede Gas' internal control over financial reporting was effective as of September 30, 2005. Management's assessment of the effectiveness of Laclede Gas' internal control over financial reporting as of September 30, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Laclede Gas Company:

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Laclede Gas Company (the "Company") maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2005, of the Company and our report dated November 18, 2005, expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 18, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Laclede Gas Company:

We have audited the accompanying balance sheets and statements of capitalization of Laclede Gas Company (a wholly owned subsidiary of The Laclede Group, Inc.) (the "Company") as of September 30, 2005 and 2004, and the related statements of income, common shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2005. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Laclede Gas Company as of September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 18, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 18, 2005

LACLEDE GAS COMPANY
STATEMENTS OF INCOME


(Thousands)
-------------------------------------------------      --------        --------        --------
Years Ended September 30                                 2005            2004           2003
-------------------------------------------------      --------        --------        --------

Operating Revenues:
  Utility                                              $978,195        $868,905        $774,772
  Other                                                   2,288           2,577           2,391
                                                       --------        --------        --------
         Total Operating Revenues                       980,483         871,482         777,163
                                                       --------        --------        --------

Operating Expenses:
  Utility
    Natural and propane gas                             676,931         575,691         483,742
    Other operation expenses                            125,364         121,596         118,550
    Maintenance                                          19,226          18,705          18,759
    Depreciation and amortization                        23,036          22,385          22,229
    Taxes, other than income taxes                       62,859          60,077          56,102
                                                       --------        --------        --------
         Total utility operating expenses               907,416         798,454         699,382
  Other                                                   2,318           2,456           2,386
                                                       --------        --------        --------
         Total Operating Expenses                       909,734         800,910         701,768
                                                       --------        --------        --------
Operating Income                                         70,749          70,572          75,395
                                                       --------        --------        --------
Other Income and (Income Deductions) - Net                1,343           3,384             879
                                                       --------        --------        --------
Interest Charges:
  Interest on long-term debt                             22,835          22,010          20,169
  Other interest charges                                  4,076           3,192           3,752
                                                       --------        --------        --------
         Total Interest Charges                          26,911          25,202          23,921
                                                       --------        --------        --------
Income Before Income Taxes                               45,181          48,754          52,353
Income Tax Expense                                       14,550          16,555          18,011
                                                       --------        --------        --------
Net Income                                               30,631          32,199          34,342
Dividends on Redeemable Preferred Stock                      55              62              62
                                                       --------        --------        --------
Earnings Applicable to Common Stock                    $ 30,576        $ 32,137        $ 34,280
                                                       ========        ========        ========


See the accompanying notes to financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME

(Thousands)
------------------------------------------------       -------        -------         --------
Years Ended September 30                                2005            2004            2003
------------------------------------------------       -------        -------         --------

Net Income                                             $30,631        $32,199         $ 34,342
                                                       -------        -------         --------

Other Comprehensive Income (Loss) Before Tax:
  Minimum pension liability adjustment                  (1,232)           344             (396)
  Income tax expense (benefit) related to items
   of other comprehensive income (loss)                   (476)           133             (153)
                                                       -------        -------         --------
Other Comprehensive Income (Loss), Net of Tax             (756)           211             (243)
                                                       -------        -------         --------

Comprehensive Income                                   $29,875        $32,410         $ 34,099
                                                       =======        =======         ========

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY
BALANCE SHEETS


(Thousands)
-----------------------------------------------------------------      ----------     ----------
September 30                                                              2005           2004
-----------------------------------------------------------------      ----------     ----------

Assets
  Utility Plant                                                        $1,105,733     $1,070,522
    Less - Accumulated depreciation and amortization                      426,280        423,647
                                                                       ----------     ----------
         Net Utility Plant                                                679,453        646,875
                                                                       ----------     ----------
  Other Property and Investments                                           30,858         29,664
                                                                       ----------     ----------

  Current Assets:
    Cash and cash equivalents                                               2,703          2,340
    Accounts receivable:
      Gas customers - billed and unbilled                                  77,268         76,223
      Associated companies                                                    258            300
      Other                                                                 7,287         11,231
      Allowances for doubtful accounts                                    (11,442)        (9,975)
    Inventories:
      Natural gas stored underground at LIFO cost                         159,579        131,725
      Propane gas at FIFO cost                                             19,980         15,808
      Materials, supplies and merchandise at average
       cost                                                                 4,859          4,588
    Derivative instrument assets                                           16,090         15,196
    Unamortized purchased gas adjustments                                  31,261         19,618
    Deferred income taxes                                                       -          1,321
    Prepayments and other                                                   6,240          6,211
                                                                       ----------     ----------
         Total Current Assets                                             314,083        274,586
                                                                       ----------     ----------

  Deferred Charges:
    Prepaid pension cost                                                   82,557         92,026
    Regulatory assets                                                     115,950        104,703
    Other                                                                   3,586          8,127
                                                                       ----------     ----------
         Total Deferred Charges                                           202,093        204,856
                                                                       ----------     ----------

         Total Assets                                                  $1,226,487     $1,155,981
                                                                       ==========     ==========


LACLEDE GAS COMPANY
BALANCE SHEETS (continued)

(Thousands)
------------------------------------------------------------------------    ----------     ----------
September 30                                                                   2005           2004
------------------------------------------------------------------------    ----------     ----------
Capitalization and Liabilities
  Capitalization:
  Common stock equity                                                       $  335,278     $  330,132
  Redeemable preferred stock (less current sinking fund requirements)              948          1,108
  Long-term debt (less current portion)                                        294,033        333,936
                                                                            ----------     ----------
         Total Capitalization                                                  630,259        665,176
                                                                            ----------     ----------

Current Liabilities:
  Notes payable                                                                 63,600         71,380
  Accounts payable                                                              73,998         44,505
  Accounts payable - associated companies                                        2,340            834
  Advance customer billings                                                     30,688         23,620
  Current portion of long-term debt and preferred stock                         40,061         25,145
  Wages and compensation accrued                                                10,920         13,256
  Dividends payable                                                              7,371          7,214
  Customer deposits                                                             13,229         10,661
  Interest accrued                                                               9,919         10,623
  Taxes accrued                                                                 24,990         17,669
  Deferred income taxes current                                                  1,822              -
  Other                                                                          4,505          3,232
                                                                            ----------     ----------
         Total Current Liabilities                                             283,443        228,139
                                                                            ----------     ----------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                                        188,592        187,831
  Unamortized investment tax credits                                             4,678          5,010
  Pension and postretirement benefit costs                                      24,529         20,484
  Regulatory liabilities                                                        74,506         28,210
  Other                                                                         20,480         21,131
                                                                            ----------     ----------
         Total Deferred Credits and Other Liabilities                          312,785        262,666
                                                                            ----------     ----------
Commitments and Contingencies (Note 12)
                                                                            ----------     ----------
         Total Capitalization and Liabilities                               $1,226,487     $1,155,981
                                                                            ==========     ==========

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CAPITALIZATION


(Thousands, Except Per Share Amounts)
------------------------------------------------------------------------    --------       --------
September 30                                                                  2005           2004
------------------------------------------------------------------------    --------       --------
Common Stock Equity:
  Common stock, par value $1 per share and Paid-in Capital:
    Authorized - 2005 and 2004, 50,000,000 shares
    Issued - 2005 10,089, 2004 10,000 shares                                $140,381       $136,052
  Retained earnings                                                          196,024        194,451
Accumulated other comprehensive loss - minimum pension liability              (1,127)          (371)
                                                                            --------       --------
         Total Common Stock Equity                                           335,278        330,132
                                                                            --------       --------
Redeemable Preferred Stock - Laclede Gas, par value $25 per share
 (1,480,000 shares authorized)
Issued and outstanding:
    5% Series B - 2005, 34,452 shares; and
     2004, 44,192 shares                                                         800            960
    4.56% Series C - 2005 and 2004, 5,906 shares                                 148            148
                                                                            --------       --------
         Total Redeemable Preferred Stock                                        948          1,108
                                                                            --------       --------

Long-Term Debt:
  First mortgage bonds:
    8-5/8% Series, due May 15, 2006                                                -         40,000
    7-1/2% Series, due November 1, 2007                                       40,000         40,000
    6-1/2% Series, due November 15, 2010                                      25,000         25,000
    6-1/2% Series, due October 15, 2012                                       25,000         25,000
    5-1/2% Series, due May 1, 2019                                            50,000         50,000
    7% Series, due June 1, 2029                                               25,000         25,000
    7.90% Series, due September 15, 2030                                      30,000         30,000
    6% Series, due May 1, 2034                                               100,000        100,000
                                                                            --------       --------
         Total                                                               295,000        335,000
  Unamortized discount, net of premium,
   on long-term debt                                                            (967)        (1,064)
                                                                            --------       --------
         Total Long-Term Debt                                                294,033        333,936
                                                                            --------       --------
         Total                                                              $630,259       $665,176
                                                                            ========       ========

Long-term debt and preferred stock dollar amounts are exclusive of current portion.

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                      Common Stock Issued
(Thousands, Except for                                -------------------  Paid-in    Retained     Accum. Other
   Shares and Per Share Amounts )                       Shares   Amount    Capital    Earnings     Comp. Income   Total
                                                        ------   ------    -------    --------     ------------   -----

                                                      --------------------------------------------------------------------
BALANCE OCTOBER 1, 2002                                 10,000     $10    $ 82,579    $180,709       $  (339)    $262,959
                                                      --------------------------------------------------------------------
  Net Income                                                 -       -           -      34,342             -       34,342
  Dividends declared:
    Common stock                                             -       -           -     (25,492)            -      (25,492)
    Preferred stock                                          -       -           -         (62)            -          (62)
  Other comprehensive income (loss)                          -       -           -           -          (243)        (243)
                                                      --------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2003                              10,000     $10    $ 82,579    $189,497       $  (582)    $271,504
                                                      --------------------------------------------------------------------
   Net Income                                                -       -           -      32,199             -       32,199
   Dividends declared:
     Common stock                                            -       -           -     (27,183)            -      (27,183)
     Preferred stock                                         -       -           -         (62)            -          (62)
   Other comprehensive income (loss)                         -       -           -           -           211          211
   Paid-in capital contributions from
    Laclede Group                                            -       -      53,463           -             -       53,463
                                                      --------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2004                              10,000     $10    $136,042    $194,451       $  (371)    $330,132
                                                      ====================================================================
   Net Income                                                -       -           -      30,631             -       30,631
   Dividends declared:
     Common stock                                            -       -           -     (29,003)            -      (29,003)
     Preferred stock                                         -       -           -         (55)            -          (55)
    Tax benefit - stock compensation                         -       -         227           -             -          227
   Other comprehensive income (loss)                         -       -           -           -          (756)        (756)
   Issuance of common stock to and paid-in
    capital contributions from Laclede Group                89       -       4,102           -             -        4,102
                                                      --------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2005                              10,089     $10    $140,371    $196,024       $(1,127)    $335,278
                                                      ====================================================================

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS


(Thousands)
---------------------------------------------------------------------------------------------------------------
Years Ended September 30                                                        2005        2004        2003
---------------------------------------------------------------------------------------------------------------

Operating Activities:
  Net Income                                                                  $ 30,631   $  32,199    $ 34,342
  Adjustments to reconcile net income to
   net cash provided by (used in) operating activities:
    Depreciation and amortization                                               23,036      22,323      22,241
    Deferred income taxes and investment
     tax credits                                                                 1,220      15,311      13,542
    Other - net                                                                    500         409         730
    Changes in assets and liabilities:
      Accounts receivable - net                                                  4,408       3,752     (19,991)
      Unamortized purchased gas adjustments                                    (11,643)    (25,483)    (17,111)
      Deferred purchased gas costs                                              44,575      41,022     (21,461)
      Accounts payable                                                          30,999      (6,902)     21,403
      Advance (delayed) customer billings - net                                  7,068       8,259      (9,471)
      Taxes accrued                                                              7,321       1,382       6,792
      Natural gas stored underground                                           (27,854)    (14,543)    (40,095)
      Other assets and liabilities                                               3,155       5,270         925
                                                                              ---------------------------------
           Net cash provided by (used in)
             operating activities                                              113,416      82,999      (8,154)

Investing Activities:
  Capital expenditures                                                         (54,621)    (49,130)    (49,926)
  Net investment in trusts                                                      (1,334)     (2,221)     (1,099)
  Other investments                                                                720       1,268         407
                                                                              ---------------------------------
           Net cash used in
             investing activities                                              (55,235)    (50,083)    (50,618)

Financing Activities:
  Issuance of first mortgage bonds                                                   -     150,000           -
  Maturity/Redemption of first mortgage bonds                                  (25,000)    (50,000)    (25,000)
  Issuance (repayment) of short-term debt - net                                 (7,780)   (158,360)    110,870
  Dividends paid                                                               (28,896)    (26,494)    (25,500)
  Issuance of common stock to and paid-in capital
   contributions from Laclede Group                                              4,102      53,463           -
  Preferred stock reaquired                                                       (244)         (5)         (8)
  Other                                                                              -      (2,087)          -
                                                                              ---------------------------------
           Net cash (used in) provided by
             financing activities                                              (57,818)    (33,483)     60,362
                                                                              ---------------------------------

Net Increase (Decrease) in Cash and
 Cash Equivalents                                                                  363        (567)      1,590
Cash and Cash Equivalents at
 Beginning of Year                                                               2,340       2,907       1,317
                                                                              ---------------------------------
Cash and Cash Equivalents at End of Year                                      $  2,703    $  2,340    $  2,907
                                                                              =================================

Supplemental Disclosure of Cash Paid
  (Refunded) During the Year for:
  Interest                                                                    $ 26,848    $ 20,860    $ 23,497
  Income taxes                                                                   3,184       2,003      (4,317)

See the accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

LACLEDE GAS COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF CONSOLIDATION - The financial statements include the accounts of Laclede Gas Company (Laclede Gas or the Utility).
         In compliance with accounting principles generally accepted in the United States of America, transactions between Laclede Gas and its affiliates as well as intercompany balances remaining on Laclede Gas' balance sheet on September 30, 2005, have not been eliminated from the Laclede Gas financial statements.
         Laclede Gas provides administrative and general support to affiliates. These costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Balance Sheet. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations. At September 30, 2005, the Laclede Gas Balance Sheet reflected a total of $0.3 million of intercompany receivables and $2.3 million of intercompany payables. At September 30, 2004, the Laclede Gas Balance Sheet reflected a total of $0.3 million of intercompany receivables and $0.8 million of intercompany payables.
         NATURE OF OPERATIONS - Laclede Gas is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields.
         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.
         UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses. Effective December 1, 2001, the Missouri Public Service Commission (MoPSC or Commission) ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility's removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs are included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility's depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility's next rate proceeding during which the parties agreed to review the depreciation issue in light of implementation of SFAS No. 143, "Accounting for Asset Retirement Obligations." Minor changes in depreciation rates were implemented January 1, 2003, as authorized by the MoPSC. In January 2005, the Commission issued an Order in the Utility's 1999 rate case relative to the calculation of its depreciation rates with regard to cost of removal. In accordance with the provisions of the Order, Laclede Gas increased certain of its depreciation rates effective February 1, 2005 resulting in higher annual depreciation expense totaling $2.3 million. That same Order also required that operating expenses related to actual removal costs, which the Utility began expensing as incurred in fiscal year 2002, be reduced by $2.3 million annually. As such, the Order had no effect on income or the recovery of depreciation expenses during fiscal year 2005.
         The recent settlement of the Utility's 2005 rate proceeding fully implements Laclede Gas' depreciation method that was confirmed by the Commission in January 2005. Pursuant to the terms of the rate case settlement, higher depreciation rates will become effective January 1, 2006, reflecting, in part, an accrual for future removal costs, including costs related to interim retirements. In light of the outcomes of the recent Commission Order and rate case settlement, the Utility is conducting a study to quantify the amount of accrued asset removal costs previously recovered through rates in excess of actual costs incurred. Management anticipates that this amount will be reclassified on the Balance Sheets from "accumulated depreciation and amortization" to "regulatory liabilities" pursuant to SFAS No. 143 and SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," when such study is completed during fiscal year 2006.

         Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2005, 2004 and 2003 averaged approximately 2.5%, 2.6% and 2.7%, respectively, of the original cost of depreciable and amortizable property.
         REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71. This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).
         The following regulatory assets and regulatory liabilities were reflected in the Balance Sheets as of September 30:

          (Thousands)                                                     2005        2004
          -----------------------------------------------------------------------------------

          Regulatory Assets:
          Future income taxes due from customers                         $ 66,271   $ 62,834
          Pension and postretirement benefit costs                         36,116     27,480
          Unamortized purchased gas adjustments                            31,261     19,618
          Compensated absences                                              6,893      6,706
          Other                                                             6,670      7,751
                                                                       ----------------------
          Total Regulatory Assets                                        $147,211   $124,389
                                                                       ======================
          Regulatory Liabilities:
          Unamortized investment tax credits                             $  4,678   $  5,010
          Purchased gas costs                                              71,848     27,273
          Other                                                             2,658        937
                                                                       ----------------------
          Total Regulatory Liabilities                                   $ 79,184   $ 33,220
                                                                       ======================

         As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Approximately $4.0 million has been amortized from December 27, 1999 through September 30, 2005. Previously deferred costs of $2.1 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment. Approximately $1.2 million has been amortized from December 27, 1999 through September 30, 2005. The Commission also authorized previously deferred costs of $2.8 million and $0.3 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001 and November 9, 2002, respectively. Approximately $1.1 million and $0.1 million has been amortized, respectively, through September 30, 2005.
         In light of the outcomes of the recent Commission Order and rate case settlement as described in Note 1 - Utility Plant, Depreciation and Amortization, the Utility is conducting a study to quantify the amount of accrued asset removal costs previously recovered through rates in excess of actual costs incurred. Management anticipates that this amount will be reclassified on the Balance Sheets from "accumulated depreciation and amortization" to "regulatory liabilities" pursuant to SFAS No. 143 and SFAS No. 71, and will be disclosed in the table above, when such study is completed during fiscal year 2006.
         NATURAL GAS STORED UNDERGROUND - Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2005 exceeded the LIFO cost by $103.0 million and at September 30, 2004 exceeded the LIFO cost by $6.5 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.
         REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenue at September 30, 2005 and 2004, for the Utility, was $11.4 million and $8.8 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2005 and 2004 were $4.8 million and $4.2 million, respectively.
         PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT - The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Currently, the MoPSC allows Laclede Gas to adjust the gas cost component of its rates in order to better match customer billings with market natural gas prices. Currently, the tariffs allow scheduled gas cost adjustments in November, January, March and June. The MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments are gas costs recoverable through the PGA mechanism.
         The provisions of the PGA Clause also include operation of the gas supply cost management program, whereby Laclede Gas is permitted to share in certain costs savings related to its natural gas procurement activities.
         Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs, cost reductions, and carrying costs associated with the use of financial instruments), and amounts due to or from customers related to the operation of the gas supply cost management program are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as a current asset or liability and is recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.
         INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts.
         Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.
         CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.
         NEW ACCOUNTING STANDARDS - In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Utility does not expect adoption of this Statement to have a material effect on the financial position or results of operations of the Utility.
         In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), "Share-Based Payment." This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Through fiscal year 2005, Laclede Group accounted for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provided pro forma disclosures in the Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. Laclede Group will implement the provisions of this Statement on a modified prospective basis effective October 1, 2005, at which time, Laclede Gas will be allocated its proportionate share of compensation costs. Laclede Gas does not expect the adoption of this Statement to have a material effect on the financial position or results of operations.
         In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement became effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement had no effect on its financial position or results of operations.
         In March 2005, the FASB issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the manner in which uncertainties concerning the timing and method of settlement of an asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," should be accounted for. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Laclede Gas is currently evaluating the provisions of this Interpretation.
         In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction." This Statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. This Statement is effective for fiscal years beginning after December 15, 2005. Laclede Gas is currently evaluating the provisions of this Statement.
         RECLASSIFICATION - Certain prior-period amounts have been reclassified to conform to current-period presentation.

2. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans
-------------

         Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment. Pension cost in 2005, 2004 and 2003 amounted to $4.5, $4.5 and $2.2 million, respectively, including amounts recorded in construction.

         The net periodic pension costs include the following components:

          (Thousands)                                                  2005        2004        2003
          --------------------------------------------------------------------------------------------

          Service cost - benefits earned
           during the period                                         $ 11,196    $ 11,107    $  9,060
          Interest cost on projected
           benefit obligation                                          15,977      16,231      16,600
          Expected return on plan assets                              (21,164)    (22,499)    (22,601)
          Amortization of transition obligation                             -           -        (236)
          Amortization of prior service cost                            1,234       1,324       1,392
          Amortization of actuarial loss                                2,921       3,803       1,338
                                                                     ---------------------------------
            Sub-Total                                                $ 10,164    $  9,966    $  5,553
          Loss on lump-sum settlement                                       -       8,109         273
          Regulatory adjustment                                        (5,635)    (13,583)     (3,582)
                                                                     ---------------------------------

          Net pension cost                                           $  4,529    $  4,492    $  2,244
                                                                     =================================

         Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous rate cases to be included in rates without return on investment and amortized over a fifteen-year period.
         The return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period beginning October 1, 2002. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants.
         Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be paid in the form of lump-sum cash payments. Lump-sum payments are recognized as settlements only if the total of such payments exceeds 100% of the sum of service and interest costs. There were no lump-sum payments recognized as settlements in fiscal year 2005. Lump-sum payments recognized as settlements totaled $32.7 million and $0.5 million in fiscal years 2004 and 2003, respectively.
         Changes in the minimum pension liability resulted in charges/(credits) to Other Comprehensive Income of $4.3 million in fiscal year 2005, $(0.7) million in fiscal year 2004, and $5.1 million in fiscal year 2003.
         In the Utility's 2002 rate case, the Commission ordered that the recovery in rates for qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million effective July 1, 2003. The difference between this amount and pension expense as calculated pursuant to the above and included in the Statements of Income and Statements of Comprehensive Income is deferred as a regulatory asset or liability.

         The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Balance Sheets at September 30:

          (Thousands)                                                       2005        2004
          -------------------------------------------------------------------------------------

          Benefit obligation at beginning of year                         $252,583    $268,439
          Service cost                                                      11,196      11,107
          Interest cost                                                     15,977      16,231
          Plan amendments                                                        -         (55)
          Actuarial (gain) loss                                             70,732      (2,825)
          Settlements                                                            -     (32,677)
          Gross benefits paid                                              (23,286)     (7,637)
                                                                         ----------------------

          Benefit obligation at end of year                               $327,202    $252,583
                                                                         ======================

          Accumulated benefit obligation at end of year                   $261,921    $199,819

         The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Balance Sheets at September 30:

          (Thousands)                                                                  2005        2004
          ------------------------------------------------------------------------------------------------

          Fair value of plan assets at beginning of year                             $259,478    $274,542
          Actual return on plan assets                                                 36,238      24,980
          Employer contributions                                                          352         270
          Settlements                                                                       -     (32,677)
          Gross benefits paid                                                         (23,286)     (7,637)
                                                                                   -----------------------
          Fair value of plan assets at end of year                                   $272,782    $259,478
                                                                                   -----------------------

          Funded status at end of year                                               $(54,420)   $  6,896
          Unrecognized net actuarial loss                                             118,263      65,525
          Unrecognized prior service cost                                              14,650      15,884
          Fourth quarter contribution adjustment                                           56          56
                                                                                   -----------------------
          Net amount recognized at end of year                                       $ 78,549    $ 88,361
                                                                                   =======================

          Amounts recognized in the Balance Sheets consist of:
          Prepaid pension cost                                                       $ 80,232    $ 88,607
          Accrued benefit liability                                                   (11,509)     (5,827)
          Intangible asset                                                                633         691
          Regulatory adjustment                                                         7,356       4,286
          Accumulated other comprehensive income                                        1,837         604
                                                                                   -----------------------
          Net amount recognized at end of year                                       $ 78,549    $ 88,361
                                                                                   =======================

         The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date.

         The assumptions used to calculate net periodic pension costs are as follows:

                                                                            2005        2004        2003
         -------------------------------------------------------------------------------------------------

         Weighted average discount rate                                     6.25%       6.00%       7.25%
         Weighted average rate of future compensation increase              3.25%       3.00%       4.00%
         Expected long-term rate of return on plan assets                   8.50%       8.50%       8.50%

         The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

         The assumptions used to calculate the benefit obligations are as follows:

                                                                             2005        2004
         --------------------------------------------------------------------------------------

         Weighted average discount rate                                     5.00%       6.25%
         Weighted average rate of future compensation increase              3.00%       3.25%

         Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

         (Thousands)                                                          2005         2004
         ----------------------------------------------------------------------------------------

         Projected benefit obligation                                       $327,202     $25,026
         Fair value of plan assets                                           272,782      15,034

         Accumulated benefit obligation                                       27,686      22,139
         Fair value of plan assets                                            14,774      15,034

         Following are the targeted and actual plan assets by category:

                                                                       2006      2005      2004
                                                                      Target    Actual    Actual
          --------------------------------------------------------------------------------------

          Equity Securities                                             50%       50%       51%
          Debt Securities                                               50%       50%       49%
                                                                   -----------------------------
          Total                                                        100%      100%      100%

         Laclede Gas' investment policy is designed to preserve, to the extent possible, the current funded status of the plan and minimize contributions to the trusts. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with the policy. Performance and compliance with the guidelines is regularly monitored.
         Laclede Gas' current investment policy targets an asset allocation of 50% to equity securities and 50% to debt securities (including short-term securities held for the purpose of making benefit payments). Laclede Gas generally rebalances quarterly if the actual allocation deviates from the target allocation by more than 2%.
         Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

                                                                     Pensions      Pensions
                                                                       from          from
                                                                     Qualified      Laclede
          (Millions)                                                   Trust       Gas Funds
          -----------------------------------------------------------------------------------

          2006                                                        $ 15.6         $ .3
          2007                                                          13.8           .4
          2008                                                          14.4           .4
          2009                                                          17.2           .5
          2010                                                          19.2           .5
          2011 - 2015                                                  136.8          2.9

         The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal year 2006 are anticipated to be $0.7 million into the qualified trusts, and $0.3 million into the non-qualified plans.

Postretirement Benefits
-----------------------

         Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2005, 2004 and 2003 amounted to approximately $8.0 million, $7.9 million, and $7.8 million, respectively, including amounts charged to construction.

          Net periodic postretirement benefit costs consisted of the following components:

          (Thousands)                                              2005       2004        2003
          --------------------------------------------------------------------------------------

          Service cost - benefits earned
           during the period                                     $ 3,379     $3,175      $2,758
          Interest cost on accumulated
           postretirement benefit obligation                       3,303      3,202       3,661
          Expected return on plan assets                          (1,274)      (836)       (937)
          Amortization of transition
           obligation                                                578      1,059       1,267
          Amortization of prior service cost                         (32)       (32)        328
          Amortization of actuarial loss                             868        697         415
          Regulatory adjustment                                    1,181        658         301
                                                              ----------------------------------
          Net postretirement benefit cost                        $ 8,003     $7,923      $7,793
                                                              ==================================

         Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous rate cases, to be included in rates without return on investment and amortized over a fifteen-year period.
         The return on plan assets is based on market related value of plan assets implemented prospectively over a four-year period beginning October
1, 2002. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Pursuant to Commission order, the recovery in rates for postretirement benefit cost includes amortization of unrecognized gains or losses based on the most recent five-year average of the unrecognized gain or loss balance, amortized over a five-year period. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.
         The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

          (Thousands)                                               2005       2004
          ---------------------------------------------------------------------------

          Benefit obligation at beginning of year                 $51,735    $52,508
          Service cost                                              3,379      3,175
          Interest cost                                             3,303      3,202
          Plan amendments                                          (2,069)    (4,323)
          Actuarial loss                                            7,942      2,577
          Gross benefits paid                                      (6,646)    (5,404)
                                                               ----------------------
          Benefit obligation at end of year                       $57,644    $51,735
                                                               ======================

         The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Balance Sheets at September 30:

          (Thousands)                                              2005         2004
          -----------------------------------------------------------------------------

          Fair value of plan assets at beginning of year         $ 16,976     $ 14,254
          Actual return on plan assets                              1,078          802
          Employer contributions                                    7,363        7,324
          Gross benefits paid                                      (6,646)      (5,404)
                                                                 ----------------------
          Fair value of plan assets at end of year               $ 18,771     $ 16,976
                                                                 ----------------------

          Funded status at end of year                           $(38,872)    $(34,759)
          Unrecognized net actuarial loss                          25,849       18,579
          Unrecognized prior service cost                            (272)        (245)
          Unrecognized net transition obligation                    2,599        5,188
                                                                 ----------------------
          Net amount recognized at end of year
            as postretirement benefit cost                       $(10,696)    $(11,237)
                                                                 ======================

         The accumulated postretirement benefit obligation and the fair value of plan assets are based on a June 30 measurement date.

         The assumptions used to calculate net periodic postretirement benefit costs are as follows:

                                                                           2005      2004     2003
         -------------------------------------------------------------------------------------------

         Weighted average discount rate                                    6.25%     6.00%    7.25%
         Weighted average rate of future compensation increase             3.25%     3.00%    4.00%
         Expected long-term rate of return on plan assets                  8.50%     8.50%    8.50%
         Medical cost trend rate (initial)                                 9.00%     7.00%    8.00%
         Medical cost trend rate (ultimate)                                5.00%     5.00%    5.00%

         The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

         The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

                                                                            2005        2004
         --------------------------------------------------------------------------------------

         Weighted average discount rate                                     5.00%       6.25%
         Weighted average rate of future compensation increase              3.00%       3.25%
         Medical cost trend rate (initial)                                  8.00%       9.00%
         Medical cost trend rate (ultimate)                                 5.00%       5.00%

         The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

         (Thousands)                                                      1% Increase  1% Decrease
         ------------------------------------------------------------------------------------------
         Effect on net periodic benefit cost                                   $  480      $  (450)
         Effect on accumulated postretirement benefit obligation                1,700       (1,630)

         Following are the targeted and actual plan assets by category:

                                                                      2006      2005      2004
                                                                     Target    Actual    Actual
         ---------------------------------------------------------------------------------------

         Equity Securities                                             50%       50%       53%
         Debt Securities                                               50%       50%       47%
                                                                  ------------------------------
         Total                                                        100%      100%      100%

         Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
(OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. Laclede Gas' investment policy seeks to maximize investment returns consistent with Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas' current investment policy targets an asset allocation of 60% to equity securities and 40% to debt securities, excluding cash held in short-term securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund, which is continually rebalanced to the target allocation.

         Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

                                                                        Benefits Paid    Benefits Paid
                                                                        from Qualified   from Laclede
          (Millions)                                                        Trusts         Gas Funds
          ---------------------------------------------------------------------------------------------
          2006                                                              $ 4.6            $ .4
          2007                                                                4.7              .4
          2008                                                                4.8              .4
          2009                                                                4.7              .4
          2010                                                                4.9              .4
          2011 - 2015                                                        28.5             2.2

         Laclede Gas' funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to SFAS No. 106 as recovered in rates. Contributions to the postretirement plans in fiscal year 2006 are anticipated to be $8.2 million to the qualified trusts, and $0.6 million paid directly to participants from Laclede Gas funds.

Other Plans
-----------

         Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to approximately $2.9 million per year for fiscal years 2005, 2004 and 2003.

3. GAS SUPPLY COST MANAGEMENT

         In the 2002 rate case, the MoPSC approved a new plan applicable to the management of Laclede Gas' gas supply commodity costs under which it may retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. Laclede Gas achieved approximately $3.5 million in pre-tax income under the plan during fiscal year 2003, but did not record any income under the plan during fiscal year 2004 or fiscal year 2005. Income recorded under the plan is included in the Utility Operating Revenues on the Statements of Income.

4. COMMON STOCK AND PAID-IN CAPITAL

         Laclede Gas issued 89 shares of its common stock to Laclede Group during fiscal year 2005 as described below. No shares of its common stock were issued during fiscal year 2004. Total shares of common stock outstanding were 10,089 and 10,000 at September 30, 2005 and 2004, respectively.
         Paid-in capital increased by $4.3 million and $53.5 million during fiscal years 2005 and 2004, respectively, due to capital contributions from Laclede Group.
         In January 2005, the board of directors of Laclede Gas desired to sell shares to its sole shareholder, Laclede Group, at a price per share equal to book value. However, Laclede Gas is prohibited from issuing fractional shares, so the board first authorized a stock dividend of ninety-nine shares of its common stock, par value $1.00 per share, on each outstanding share of its common stock to be paid on January 21, 2005 to increase its outstanding shares from 100 to 10,000. The retroactive effect of this stock dividend has been presented in the Balance Sheet. As such, $9,900 was transferred to common stock and paid-in capital from retained earnings, representing the aggregate par value of the shares issued under the stock dividend. All references to the number of shares have been restated from 100 shares to 10,000 shares to give retroactive effect to the stock dividend for all periods presented.
         The board also approved, subsequent to the stock dividend, the sale of 31 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at December 31, 2004, as adjusted for the effect of the stock dividend described above. The proceeds from the sale, totaling approximately $1.1 million, were used to reduce short-term borrowings. On May 10, 2005, Laclede Gas sold 29 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at March 31, 2005. The proceeds from the sale, totaling $1.0 million, were used to reduce short-term borrowings. On August 15, 2005, Laclede Gas sold 29 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at June 30, 2005. The proceeds from the sale, totaling $1.0 million, were used to reduce short-term borrowings. Exemption from registration was claimed under Section 4(2) of the Securities Act of 1933.
         As of September 30, 2005, $120 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The original MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $62.4 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through September 2005. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

5. REDEEMABLE PREFERRED STOCK

         The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas board of directors. The redemption price is equal to par of $25.00 a share.
         During 2005 and 2004, 3,948 shares and 221 shares of 5% Series B preferred stock were reacquired, respectively.
         Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2005 are $0.1 million in 2006 and $0.2 million in 2007 through 2010.

6. LONG-TERM DEBT

         Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2005 are as follows:

          2006    $40 million
          2007    -
          2008    $40 million
          2009    -
          2010    -

         In April 2004, Laclede Gas issued $50 million principal amount of First Mortgage Bonds, 5 1/2% Series due May 1, 2019 and $100 million principal amount of First Mortgage Bonds, 6% Series due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million principal amount of 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million principal amount of Laclede Gas' 8 1/2% First Mortgage Bonds in November 2004.
         As of September 30, 2005, $120 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The original MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $62.4 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through September 2005. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.
         Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2005 and 2004, all of the retained earnings of Laclede Gas were free from such restrictions.

7. NOTES PAYABLE AND CREDIT AGREEMENTS

         In September 2004, Laclede Gas renewed its syndicated line of credit for a term of five years and increased the amount of the line to $285 million from $250 million. The Utility has supplemental 364-day lines totaling $15 million through April 2006.
         Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2005, the Utility's short-term borrowing requirements, which peaked at $186.6 million, were met by the sale of commercial paper. Laclede Gas had $63.6 million in commercial paper outstanding as of September 30, 2005, at a weighted average interest rate of 3.8% per annum, and $71.4 million outstanding as of September 30, 2004, at a weighted average interest rate of 1.9% per annum.
         Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2005, total debt was 54% of total capitalization. For the fiscal year ended September 30, 2005, EBITDA was 3.53 times interest expense.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts and estimated fair values of financial instruments at September 30, 2005 and 2004 are as follows:

                                                                              Carrying       Fair
          (Thousands)                                                          Amount        Value
          ------------------------------------------------------------------------------------------

          2005:
            Cash and cash equivalents                                         $  2,703     $  2,703
            Short-term debt                                                     63,600       63,600
            Long-term debt, including current portion                          334,033      365,144
            Redeemable preferred stock, including current sinking fund
             requirements                                                        1,009        1,009

          2004:
            Cash and cash equivalents                                         $  2,340     $  2,340
            Short-term debt                                                     71,380       71,380
            Long-term debt, including current portion                          358,936      393,735
            Redeemable preferred stock, including current sinking fund
             requirements                                                        1,253        1,253

         The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these investments. Fair value of long-term debt and preferred stock is estimated based on market prices for similar issues.

9. INCOME TAXES

         The net provisions for income taxes charged during the years ended September 30, 2005, 2004 and 2003 are as follows:

          (Thousands)
          --------------------------------------------------------------------------------
          Years Ended September 30                           2005       2004        2003
          --------------------------------------------------------------------------------

          Included in Statements of
            Income:
              Federal
                Current                                    $11,511    $ 1,628     $ 3,342
                Deferred                                     1,188     12,785      12,112
                Investment tax credit
                 adjustments - net                            (332)      (305)       (313)
              State and local
                Current                                      1,819       (384)      1,127
                Deferred                                       364      2,831       1,743
                                                          --------------------------------
                  Total                                    $14,550    $16,555     $18,011
                                                          ================================

         The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

                                                              2005       2004       2003
                                                           -------------------------------

          Federal income tax statutory rate                   35.0%      35.0%      35.0%
          State and local income taxes,
            net of federal income tax benefits                 3.1        3.3        3.6
          Certain expenses capitalized on books
            and deducted on tax return                        (4.3)      (3.1)      (2.9)
          Other items - net                                   (1.6)      (1.2)      (1.3)
                                                           -------------------------------
          Effective income tax rate                           32.2%      34.0%      34.4%
                                                           ===============================

         The significant items comprising the net deferred tax liability recognized in the Balance Sheets as of September 30 are as follows:

          (Thousands)                                                 2005         2004
          ------------------------------------------------------------------------------

          Deferred tax assets:
            Reserves not currently deductible                      $ 21,895    $ 21,508
            Unamortized investment tax credits                        2,945       3,154
            Other                                                     6,314       4,748
                                                                  ----------------------
              Total deferred tax assets                              31,154      29,410

          Deferred tax liabilities:
            Relating to utility property                            169,014     159,206
            Pension                                                  32,112      38,904
            Deferred gas cost                                         4,697       5,589
            Other                                                    15,745      12,221
                                                                  ----------------------
              Total deferred tax liabilities                        221,568     215,920

          Net deferred tax liability                                190,414     186,510
          Net deferred tax asset (liability) - current               (1,822)      1,321
                                                                  ----------------------
          Net deferred tax liability - non-current                 $188,592    $187,831
                                                                  ======================

10. OTHER INCOME AND INCOME DEDUCTIONS - NET

          (Thousands)                                             2005        2004        2003
          -------------------------------------------------------------------------------------

          Non-recurring investment gains                         $  540      $1,947      $ 816
          Allowance for Funds
            Used During Construction                               (100)       (123)      (107)
          Other Income                                            1,755       1,310        759
          Other Income Deductions                                  (852)        250       (589)
                                                                -------------------------------
          Other Income and (Income Deductions) - Net             $1,343      $3,384      $ 879
                                                                ===============================

         Laclede Gas recorded the receipt of proceeds totaling $0.5 million, $1.9 million, and $0.8 million during fiscal years 2005, 2004 and 2003, respectively, related to its interest, as a policy holder, in the sale of a mutual insurance company. These proceeds represent initial distributions relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the financial position or results of operations of Laclede Gas.

11. INFORMATION BY OPERATING SEGMENT

         The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Other segment includes merchandise sales activities. Accounting policies are as described in Note 1. There are no material intersegment revenues.

          (Thousands)

                                                    Regulated Gas   Non-Regulated
                                                    Distribution        Other        Eliminations      Total
                                                  -------------------------------------------------------------
          Fiscal 2005
          Operating Revenues                         $  978,195        $2,288            $ -        $  980,483
          Depreciation & Amortization                    23,036             -              -            23,036
          Interest Charges                               26,911             -              -            26,911
          Income Tax Expense                             14,561           (11)             -            14,550
          Net Income                                     30,649           (18)             -            30,631
          Total Assets                                1,224,947         1,540              -         1,226,487
          Capital Expenditures                           54,621             -              -            54,621

          Fiscal 2004
          Operating Revenues                         $  868,905        $2,577            $ -        $  871,482
          Depreciation & Amortization                    22,385             -              -            22,385
          Interest Charges                               25,202             -              -            25,202
          Income Tax Expense                             16,508            47              -            16,555
          Net Income                                     32,125            74              -            32,199
          Total Assets                                1,154,365         1,616              -         1,155,981
          Capital Expenditures                           49,130             -              -            49,130

          Fiscal 2003
          Operating Revenues                         $  774,772        $2,391            $ -        $  777,163
          Depreciation & Amortization                    22,229             -              -            22,229
          Interest Charges                               23,921             -              -            23,921
          Income Tax Expense                             18,009             2              -            18,011
          Net Income                                     34,339             3              -            34,342
          Total Assets                                1,111,503         1,506              -         1,113,009
          Capital Expenditures                           49,926             -              -            49,926

12. COMMITMENTS AND CONTINGENCIES

         Laclede Gas estimates fiscal year 2006 utility capital expenditures at approximately $57 million. There are no material contractual commitments at September 30, 2005 related to these estimated capital expenditures.
         The lease agreement covering the general office space of Laclede Gas extends through February 2010 with options to renew for up to 10 additional years. The aggregate rental expense for fiscal years 2005, 2004 and 2003 was $865,000, $856,000 and $847,000, respectively. The annual minimum rental payment for fiscal year 2006 is anticipated to be approximately $874,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal year 2010. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $2.4 million in fiscal year 2006, $2.1 million in fiscal year 2007, $1.5 million in fiscal year 2008, $0.9 million in fiscal year 2009 and $0.4 million in fiscal year 2010. Laclede Gas has entered into various contracts, expiring on dates through 2011, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2005 are estimated at approximately $158 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas estimates that it will pay approximately $88 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers these costs from customers in accordance with the PGA Clause.
         On March 11, 2005, Laclede Gas signed a 15-year service agreement with Cellnet Technology, Inc., to install and operate an automated meter reading (AMR) system. Upon implementation, the Utility will pay Cellnet monthly for successful billing reads. AMR is designed to eliminate the need for Laclede, which has nearly 40 percent of its approximately 650,000 meters indoors, to gain physical access to meters in order to obtain monthly meter readings. Under the terms of the agreement, Cellnet will install and own the system as well as handle data collection, meter data delivery, and network operation and maintenance services. Installation of equipment on customer meters began in July 2005 and will take approximately two years to complete. The Cellnet AMR system employs a wireless fixed network with read devices that will be attached to existing Laclede Gas customer meters. Reads from each meter are transmitted to local network receivers and transferred to Laclede's customer billing system, resulting in the production of a bill.
         Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

         Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant ("MGP") sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.
         With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2005, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.
         Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.
         Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.
         While the amount of future costs relative to the actions Laclede
Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.
         Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede
Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.
         Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.
         On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal year 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. Laclede Gas appealed the MoPSC's decision through various courts ultimately resulting in the Missouri Western District Court of Appeals reversing the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. Consistent with the Court of Appeals' decision, on April 7, 2005, the Commission issued its Order on Remand reversing its April 29, 2003 decision and directing that Laclede Gas be permitted to retain the $4.9 million. The Commission's Order on Remand is now final and unappealable. The return of the pre-tax gains, however, was previously recorded as income in the 2002 fiscal year, so the decision had no effect on the financial position or results of operations of Laclede Gas.
         Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

13. INTERIM FINANCIAL INFORMATION (UNAUDITED)

         In the opinion of Laclede Gas, the quarterly information presented below for fiscal years 2005 and 2004 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands)
----------------------------------------       -------------     ------------      -----------      ------------
Three Months Ended                                Dec. 31          March 31          June 30          Sept. 30
----------------------------------------       -------------     ------------      -----------      ------------

2005
Total operating revenues                          $291,833         $435,570          $162,936         $ 90,144
Operating income (loss)                             28,562           42,225             7,203           (7,241)
Net income (loss)                                   15,102           22,517             1,576           (8,564)


----------------------------------------       -------------     ------------      -----------      ------------
Three Months Ended                                Dec. 31          March 31          June 30          Sept. 30
----------------------------------------       -------------     ------------      -----------      ------------

2004
Total operating revenues                          $261,982         $397,526          $126,513         $ 85,461
Operating income (loss)                             31,700           40,566             6,270           (7,964)
Net income (loss)                                   17,356           23,380              (115)          (8,422)